EXHIBIT 12

            RALSTON PURINA COMPANY AND SUBSIDIARIES
          STATEMENT AND COMPUTATION SHOWING THE RATIO
                 OF EARNINGS TO FIXED CHARGES
                     (dollars in millions)


                               Quarter
                                Ended      ------------------------------
                               Dec. 31        Year Ended September 30

                              1995   1995(a) 1994(b  1993  1992(c) 1991(d)
                              ----   ------- ------- ----  ------- -------
 Extraordinary Item and
 Cumulative Effect of
 Accounting Changes          $128.5  $300.1  $218.4  $341.3 $320.7  $391.9
Income Taxes                   77.6   215.0   203.3   239.1  221.4   255.9
                            -------- ------  ------  ------ ------  ------
                              206.1   515.1   421.7   580.4  542.1   647.8
Equity Company Adjustments
     Equity earnings, net
      of taxes                 (1.9)   (0.9)

     Dividends received, net
      of taxes                  2.0
                             -------  ------   -----  -----  -----   -----
                              206.2   514.2    421.7  580.4  542.1   647.8
                             -------  ------   -----  -----  -----   -----
Fixed Charges
     Preferred stock
      dividend, pre-tax         5.9    30.9     33.8   34.4   34.4    34.2

     Interest incurred         50.6   202.2    223.0  241.3  246.9   217.8

     Rentals                    3.9    22.6     24.1   23.3   23.4    22.3
                             ------   -----    -----  -----  -----   -----
Total fixed charges            60.4   255.7    280.9  299.0  304.7   247.3
                             ------   -----    -----  -----  -----   -----
Less capitalized
      interest and preferred
      stock dividend           (6.8)  (33.3)   (36.4) (37.6) (38.4)  (43.3)
                             -------  ------   ------ ------ ------  ------

Earnings Before Income
 Taxes, Equity Earnings,
 Extraordinary Item,
 Cumulative Effect of
 Accounting Changes and
 Fixed Charges              $259.8   $736.6   $666.2  $841.8 $808.4 $878.8
                            ======   ======   ======  ====== ====== ======
Ratio of Earnings to
Fixed Charges (e)              4.3      2.9      2.4     2.8    2.7    3.2
                            ======   ======   ======  ====== ====== ======
-------------------

(a) Excluding provisions for restructuring of the Company's battery operations and the gain on the sale of CBC in the year ended September 30, 1995, earnings before income taxes, equity earnings, extraordinary item and fixed charges were $777.1 and the ratio of earnings to fixed charges was 3.0.

(b) Excluding provisions for restructuring of the Company's battery and bakery operations in the year ended September 30, 1994, earnings before income taxes, extraordinary item and fixed charges were $766.1 and the ratio of earnings to fixed charges was 2.7.

(c) Excluding provisions for restructuring of the Company's battery, agricultural and bakery operations and gains on the sale of international battery products property in the year ended September 30, 1992, earnings before income taxes, extraordinary item and fixed charges were $845.9 and the ratio of earnings to fixed charges was 2.8.

(d) Excluding provisions for restructuring of the Company's battery, bakery and grocery products operations, and certain environmental costs, in the year ended September 30, 1991, earnings before income taxes and fixed charges were $924.7 million and the ratio of earnings to fixed charges was 3.4.

(e) For the purpose of this ratio, "Earnings" consists of earnings before income taxes, equity earnings, extraordinary items (1992, 1993, 1994, 1995), cumulative effect of accounting changes (1993) and "fixed charges". "Fixed charges" consist of preferred stock dividends, interest and amortization of debt discount and expense on all indebtedness, and a portion of net rental expense representative of the interest factor.